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CONFIDENTIAL TREATMENT REQUESTED BY C4 THERAPEUTICS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

September 15, 2020

VIA EDGAR AND E-MAIL

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenn Do

Lisa Vanjoske

Nolan McWilliams

Dietrich King

Re:	C4 Therapeutics, Inc.
Registration Statement on Form S-1
Submitted August 6, 2020,
as amended by filing on September 10, 2020
File No. 333-248719
CIK No. 0001662579

Ladies and Gentlemen:

On behalf of C4 Therapeutics, Inc, (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 2, 2020 (the “Comment Letter”) relating to the Company’s confidential draft Registration Statement on Form S-1, confidentially submitted to the Commission on August 6, 2020, and subsequently publicly filed by the Company with the Commission on September 10, 2020 (File No. 333-248719) (the “Registration Statement”), we submit this supplemental letter to further address comment 5 of the Comment Letter.

September 15, 2020

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the actual price range. However, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Critical Accounting Policies and Use of Estimates, page 81

Stock Options, page 83

5.

We note the stock options awarded during 2019 and in July 2020 on page 84. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness

CONFIDENTIAL TREATMENT REQUESTED BY C4 THERAPEUTICS, INC.

September 15, 2020

of the Registration Statement (the “Stock Split”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Company’s three most recent third-party valuations of its common stock to determine the fair value of the common stock underlying equity issuances were prepared as of December 31, 2018, September 30, 2019 and June 5, 2020. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Key assumptions used by the Company in its three most recent valuations were as follows:

	IPO Scenario		Sale Scenario		Indicated Fair Value per Share of Common Stock
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM
December 31, 2018	N/A	N/A	100%	35%	$0.77
September 30, 2019	N/A	N/A	100%	30%	$0.79
June 5, 2020	35%	10%	65%	25%	$0.59

The following table summarizes all stock option awards granted by the Company during fiscal year 2019 and 2020 year-to-date:

Grant Date	Number of Shares of Common Stock Subject to Options Granted	Exercise Price per Share	Fair Value per Share at Grant Date
April 9, 2019	4,116,734	$0.77	$0.77
July 17, 2019	4,559,125	$0.77	$0.77
December 4, 2019	357,000	$0.79	$0.79
July 3, 2020	11,066,743	$0.59	$0.59
July 9, 2020	1,249,514	$0.59	$0.59
July 23, 2020	60,000	$0.59	$0.59

CONFIDENTIAL TREATMENT REQUESTED BY C4 THERAPEUTICS, INC.

September 15, 2020

December 31, 2018 Valuation

The Board relied, in part, on the results of the December 31, 2018 valuation in its determination of the fair value of common stock of $0.77 per share for the grant of stock options to purchase up to 8,675,859 shares of the Company’s common stock from April 9, 2019 to July 17, 2019. The December 31, 2018 valuation took into account the Company’s entry into a collaboration agreement with Biogen, Inc. and an amended and restated license agreement with F. Hoffman-La Roche Ltd., each in December 2018 and used a market approach under a sale scenario to determine the value of the Company. The valuation then used an option pricing model (“OPM”) to allocate that value to the Company’s common stock. The Company then applied a discount for lack of marketability (“DLOM”) determined by a put option analysis that considered the timing of the sale scenario. The Company did not consider an IPO scenario in its December 31, 2018 valuation due to the early pre-clinical stage of the Company’s development programs and market conditions for biotechnology IPOs at the time.

Between December 31, 2018 and July 17, 2019, the Company continued to operate its business in the ordinary course. As a result, the Board granted options to purchase 4,116,734 and 4,559,125 shares of the Company’s common stock at an exercise price of $0.77 per share on April 9, 2019 and July 17, 2019, respectively.

September 30, 2019 Valuation

The Board relied, in part, on the results of the September 30, 2019 valuation in its determination of the fair value of common stock of $0.79 per share for the grants of stock options to purchase up to 357,000 shares on December 4, 2019. The September 30, 2019 valuation took into account the incremental progress in the Company’s research and development and business prospects since the last valuation conducted in December 31, 2018 and used a market approach under a sale scenario to determine the value of the Company. The valuation then used an OPM to allocate that value to the Company’s common stock. The Company then applied a DLOM determined by a put option analysis that considered the timing of the sale scenario. The Company did not consider an IPO scenario in its September 30, 2019 valuation due to the early pre-clinical stage of the Company’s development programs and market conditions for biotechnology IPOs at the time.

Between September 30, 2019 and December 4, 2019, the Company continued to operate its business in the ordinary course. As a result, the Board granted options to purchase up to 357,000 shares of the Company’s common stock at an exercise price of $0.79 per share on December 4, 2019.

CONFIDENTIAL TREATMENT REQUESTED BY C4 THERAPEUTICS, INC.

September 15, 2020

June 5, 2020 Valuation

The Board relied, in part, on the results of the June 5, 2020 valuation in its determination of the fair value of common stock of $0.59 per share for its grants of stock options to purchase up to 11,066,743, 1,249,514 and 60,000 shares on July 3, 2020, July 9, 2020 and July 23, 2020, respectively. The June 5, 2020 valuation used a hybrid method based on two future-event scenarios: an IPO scenario and a sale scenario to value the Company. The Company also took into account volatile market conditions arising from the COVID-19 pandemic, its sale of Series B convertible preferred stock on June 5, 2020 at a price of $1.05 per share for aggregate proceeds of $150 million and its entry into a credit facility on June 5, 2020 for $20 million. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to such preferred stock as compared to the common stock prior to the IPO. The valuation probability-weighted the IPO scenario and the sale scenario based on the Company’s assessment of its overall performance and market conditions at that time, including then-current IPO valuations of similarly situated companies, and expectations as to the timing and likely prospects of the future-event scenarios. For each future-event scenario, the Company then applied a DLOM, each determined by a put option analysis that considered the timing of such future-event scenario.

Between June 5, 2020 and July 23, 2020, the Company continued to operate its business in the ordinary course except that the Company conducted an IPO organizational meeting with investment bankers and advisors on July 7, 2020 and initiated drafting of a confidential draft registration statement for submission with the Commission. The Company concluded that such preparatory work was contemplated by and consistent with the 35% probability-weighting used for such scenario in the June 5, 2020 valuation and could therefore form the basis for the Board’s determination of the fair value of the Company’s common stock as of July 3, July 9 and July 23, 2020, which were the most recent dates on which the Board approved the grant of stock options (as detailed above).

Comparison of the Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

CONFIDENTIAL TREATMENT REQUESTED BY C4 THERAPEUTICS, INC.

September 15, 2020

•	valuation metrics for and recent performance of initial public offerings of companies in the biotechnology sector;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•	the progress and stage of development of the Company’s development programs

The Company believes that the difference between the fair value of its common stock as of June 5, 2020 of $0.59 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred or will occur subsequent to July 23, 2020:

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the June 5, 2020 valuation, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than its IPO. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the June 5, 2020 valuation would have been $1.05 per share (before giving effect to any discount for lack of marketability).

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the June 5, 2020 valuation.

•

The Preliminary Price Range assumes the conversion of all 256,003,042 shares of the Company’s outstanding convertible preferred stock. The Company’s convertible preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s convertible preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the convertible preferred stock as compared to the common stock.

•

Since July 23, 2020, the last date on which the Company referenced the June 5, 2020 valuation in connection with option grants, the Company has taken several steps toward the completion of an IPO, including confidential submission of a draft Registration Statement on August 6, 2020, and publicly filing the Registration Statement with the Commission on September 10, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY C4 THERAPEUTICS, INC.

September 15, 2020

•

From August 10, 2020 to September 15, 2020, the Company conducted forty-five (45) “testing-the-waters” meetings with prospective investors, wherein the Company received favorable feedback, and as a result, the Company elected to continue to pursue an IPO.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 620 Eighth Avenue, New York, New York, 10018.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 813-8853 or Shoaib Ghias at (510) 759-1494.

Respectfully submitted,

GOODWIN PROCTER LLP

By:	/s/ Edwin O’Connor
Edwin O’Connor

cc:

Marc Cohen

Jolie M. Siegel

CONFIDENTIAL TREATMENT REQUESTED BY C4 THERAPEUTICS, INC.

September 15, 2020

William McKee

Laura J. Wahlberg

C4 Therapeutics, Inc.

Lawrence Wittenberg

Shoaib Ghias

Goodwin Procter LLP

Divakar Gupta

Brent Siler

Pia Kaur

Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY C4 THERAPEUTICS, INC.